David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

January 23, 2023

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comment you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Trust’s post-effective amendment no. 362, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 363, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(b) under the 1933 Act (the “Amendment”) with respect to the Cambiar Aggressive Value ETF (the “Fund”).

Below, we have briefly summarized your comment and provided a response based on information provided by the Trust. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff has reviewed the Fund’s response to Comment 9 in the comment response letter dated December 28, 2022 that was filed in conjunction with the Amendment. The Staff disagrees with the Fund’s response and reiterates Comment 9 below:

The section entitled “Acceptance of Orders of Creation Units” in the Statement of Additional Information (the “SAI”) includes disclosure that indicates that the Fund “reserves the right to reject an order for Creation Units” if, among other things:

(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; . . . (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

January 23, 2023

The Staff previously requested that this disclosure be removed and continues to believe that this disclosure should be removed. Please remove provisions (d) and (f), or explain the legal basis for including them.

Response. In response to this Comment, the Trust has made the changes to the referenced disclosure indicated below and confirms that a supplement to the SAI reflecting such disclosure revisions has been filed pursuant to Rule 497(e) under the 1933 Act.

“The Trust reserves the right to reject an order for Creation Units ~~[transmitted to it by the Distributor~~ ]in respect of the Fund at its discretion, including, without limitation, if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d[~~) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e~~]) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ([~~f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g~~]e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or ([~~h~~)]f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Examples of ~~such~~ circumstances outside the control of the foregoing Fund stakeholders include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, a sub-custodian, the Transfer Agent, the Adviser, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Distributor shall [~~notify a prospective creator of a Creation Unit and/or~~]communicate to the Authorized Participant [~~acting on behalf of the creator of a Creation Unit of~~ ]its rejection of the order[ ~~of such person~~]. The Trust, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of the Fund, the Trust is not intending to suspend acceptance of orders for Creation Units.”

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Alison White, Esq.

January 23, 2023

Sincerely,

/s/ David W. Freese
David W. Freese